UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(AMENDMENT No. 2)

INTERACTIVE BRAND DEVELOPMENT INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

458404100

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall not be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 458404100

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Monarch Pointe Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 0

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%

12.	TYPE OF REPORTING PERSON CO

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CUSIP NO. 458404100

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON M.A.G. Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 0

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%

12.	TYPE OF REPORTING PERSON IA

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CUSIP NO. 458404100

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David F. Firestone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 0

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%

12.	TYPE OF REPORTING PERSON IN

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This statement is hereby amended and restated in its entirety as follows:

Item 1(a). Name of Issuer.

The name of the issuer is Interactive Brand Development Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices.

The address of the Issuer’s principal executive office is 2200 SW 10TH St., Deerfield, Michigan 33442.

Item 2(a). Name of Person Filing.

Monarch Pointe Fund, Ltd. (“MPF”)

M.A.G. Capital, LLC (“MAG”)

David F. Firestone (“Firestone”)

This statement relates to the securities directly owned by MPF. MAG controls the investments of MPF. Firestone is the Managing Member of MAG. As a result of their control over MPF, Firestone and MAG are deemed to beneficially own the securities of MPF. MPF, MAG and David F. Firestone are referred to herein as the “Reporting Persons.”

Item 2(b). Address of Principal Business Office, or, if None, Residence.

The business address of each of MAG and Firestone is 555 S. Flower Street, Suite 4200, Los Angeles, CA 90071. The business address of MPF is c/o Bank of Ireland Securities Services, Ltd., New Century House, International Financial Services Center, Mayor Street Lower, Dublin 1, Republic of Ireland.

Item 2(c). Citizenship.

MAG is a California limited liability company. Firestone is a U.S. Citizen. MPF is a corporation organized under the laws of the British Virgin Islands.

Item 2(d). Title of Class of Securities.

The title of the class of securities to which this statement relates is the common stock of the Issuer, par value $0.001 per share (the “Common Stock”).

Item 2(e). CUSIP No.

The CUSIP number is 458404100.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act
(b)	☐	Bank as defined in Section 3(a)(6) of the Act
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940
(e)	☐	Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)
(g)	☐	Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G) (Note: See Item 7)
(h)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

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Item 4.	Ownership.

As of December 31, 2007, none of the Reporting Persons owned, directly or indirectly, any securities of the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008 MONARCH POINTE FUND, LTD. By: M.A.G. CAPITAL, LLC, its investment advisor By: /s/ David Firestone David Firestone, Managing Partner	Dated: February 14, 2008 M.A.G. CAPITAL, LLC By: /s/ David Firestone David Firestone, Managing Partner
Dated: February 14, 2008 /s/ David F. Firestone David F. Firestone

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EXHIBIT A

AGREEMENT OF JOINT FILING

The undersigned hereby agree that the statement on Schedule 13G filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: February 14, 2008
MONARCH POINTE FUND, LTD. By: M.A.G. CAPITAL, LLC, its investment advisor By: /s/ David Firestone David Firestone, Managing Partner
M.A.G. CAPITAL, LLC By: /s/ David Firestone David Firestone, Managing Partner
/s/ David F. Firestone David F. Firestone

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